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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          ----------------------------


                                    FORM 11-K

(Mark One)

   [  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

   [     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

  For the transition period from ____________________ to _____________________

                          Commission file number 1-8246

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Southwestern Energy Company 401(k) Savings Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Southwestern Energy Company

                                1083 Sain Street

                              Post Office Box 1408

                        Fayetteville, Arkansas 72702-1408

--------------------------------------------------------------------------------

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              INDEX TO FINANCIAL STATEMENTS AND SUPPORTING SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                              FINANCIAL STATEMENTS


                                                                                           Page

     Report of Independent Public Accountants                                                1

     Statements of Net Assets Available for Plan Benefits
      as of December 31, 1999 and 1998                                                       2

     Statement of Changes in Net Assets Available for Plan Benefits
      for the year ended December 31, 1999                                                   3

     Notes to Financial Statements                                                           4


                    SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule of Assets Held for Investment Purposes, Form 5500, Schedule H, Item 4i -
      December 31, 1999                                                                      8


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Retirement Committee of
       Southwestern Energy Company:

     We were engaged to audit the accompanying financial statements and supplemental schedule of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998 and for the year ended December 31, 1999, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Tulsa, Oklahoma
       May 2, 2000

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998


                                                                   1999              1998
                                                               ------------     ------------
     ASSETS:
     Investments, at quoted market value (Notes 1 and 4):
       Mutual funds                                            $ 12,351,416     $          -
       Common collective trusts                                   8,203,248       17,581,694
       Common stock                                                 602,225          285,907
       Participant loans                                            420,255          159,041
                                                               ------------     ------------
                                                                 21,577,144       18,026,642
                                                               ------------     ------------

     Other assets:
       Contributions receivable                                     136,342          129,248
       Interest receivable                                                -           19,778
                                                               ------------     ------------
                                                                    136,342          149,026
                                                               ------------     ------------
     LIABILITIES:
       Payable to plan participants                                   3,364                -
                                                               ------------     ------------

     NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $ 21,710,122     $ 18,175,668
                                                               ============     ============





                     The accompanying notes are an integral
                            part of these statements.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       beginning of year                                           $ 18,175,668
                                                                   ------------

     CHANGES DURING THE YEAR (Note 1):
       Contributions:
       Employee                                                       2,466,199
       Employer                                                         805,402
       Interest and dividend income                                     925,210
       Net appreciation in fair value of investments                    756,665
       Withdrawals by participants                                   (1,416,297)
       Other                                                             (2,725)
                                                                   ------------

                 Net change during the year                           3,534,454
                                                                   ------------

     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       end of year                                                 $ 21,710,122
                                                                   ============




                          The accompanying notes are an
                        integral part of this statement.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


     1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES:

     Scope of the Plan

     The Southwestern Energy Company 401(k) Savings Plan (the Plan) is a defined contribution plan that covers all employees of Southwestern Energy Company (the Company) and its subsidiaries except for:

     (a) Employees who have not yet completed thirty (30) days of service.

     (b) Employees under the age of twenty-one (21).

     (c) Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

     Participation by eligible employees in the Plan is voluntary.

     Administration

     The trust under the Plan was operated under a trust agreement with Scudder Trust Company for the year ended December 31, 1999 and with Bankers Trust Company for the year ended December 31, 1998. The change in trustee in 1999 also changed the investment options available to employees.

     Plan Assets

     Mutual funds, common collective trusts, and common stock are valued at year-end market prices. Interest earned and dividends declared but not yet received are accrued and included in earnings of the Plan for the respective periods.

     Plan Expenses

     Expenses incurred in connection with the Plan are paid by the Company. During 1999, the Company paid $17,098 in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as a part of the purchase cost or a reduction of sale proceeds.

     Contributions and Funding Policy

     Participants may contribute from one percent to six percent of their compensation in Basic Employee Contributions and/or Basic Salary Reduction Contributions, as defined, and one percent to ten percent of their compensation in Supplemental Employee Contributions and/or Supplemental Salary Reduction Contributions, as defined. The Company matches fifty percent of the first six percent of Basic Employee Contributions and Basic Salary Reduction Contributions. All contributions to the Plan are invested under the direction of the participant in eight separate funds as follows:

     o Scudder Stable Value Fund - Invests in guaranteed investment contracts, alternative investment contracts, money market securities, and treasury bills. The guaranteed investment contracts and the alternative investment contracts are fully benefit responsive and are therefore reported at contract value which approximates fair value.

     o INVESCO Selected Income Fund - Invests in primarily bonds and other debt securities issued by corporations as well as the U.S. Government and its agencies.

     o Scudder Pathway Series - Balanced Portfolio - Invests in a diversified portfolio with emphasis on growth and current income such as stock mutual funds, bond funds, and cash.

     o Scudder Growth and Income Fund - Invests in primarily common stocks and convertible securities of established companies.

     o Stock Index Fund - Invests in a broad diversification of stocks and stock funds that generally seek to mirror the S&P 500.

     o Baron Asset Fund - Invests primarily in common stocks, equity-like securities, preferred stock, and warrants of small and medium sized companies with undervalued assets.

     o   Scudder International Fund - Invests primarily in foreign stocks.

     o Southwestern Energy Company Stock - Invests solely in the stock of Southwestern Energy Company.

     Vesting

     Contributions made by participants are fully vested. Participants vest in the Company's contributions to the Plan as set forth in the following schedule:


                       Years of
                   Vesting Service                          Percent Vested
                   ---------------                          --------------
                            1                                     0%
                            2                                    50%
                            3                                   100%


     Forfeitures

     Forfeited nonvested amounts will be applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures will be used to reduce Plan expenses. Any forfeiture amounts which remain following payment of Plan expenses will be used to reduce employer matching contributions. At December 31, 1999, there were approximately $17,000 in forfeitures available to be used for the purposes stated above.

     Participants' Accounts

     Each participant's account is credited with the participant's contribution and an allocation of:

     (a) The Company's contribution.
     (b) The Plan's investment earnings.

     The allocation of the Plan's investment earnings is performed at the end of each calendar quarter.

     The Plan permits current participants to apply for and receive loans that represent borrowings from a participant's account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50 percent of a participant's vested account balance.

     Although withdrawals from active participants' accounts are restricted by the Plan, various options are available to participants which are based on the type of contributions made, age of the participant and other factors.

     On termination of service due to death or disability, a participant or a participant's estate may receive the full value of his or her account in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

     Participants may change their contribution percentages, investment elections, transfer balances between funds, and apply for distributions 24-hours a day either through telephone access on the Pilot System or Internet Access on the Scudder InterActive Account.

     Basis of Accounting

     The Plan's financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Plan Amendments

     There were no plan amendments during 1999.

     Reclassifications

     The Accounting Standards Committee issued Statement of Position 99-3 Accounting for and Reporting of Certain Defined Contribution Investments and Other Disclosure Matters (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP 99-3 was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed, fund-investment program disclosures.

     2.  TERMINATION OF THE PLAN:

     The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in the contributions made by the Company.

     3.  TAX STATUS:

     The Internal Revenue Service issued a determination letter dated November 7, 1994, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     On January 1, 1999, the Plan adopted the Scudder prototype plan which received a favorable determination letter on May 9, 1996.

     4.  INVESTMENTS:

     The following investments represent five percent or more of the net assets available for benefits at December 31, 1999 and 1998:


                                                                                Market Value at December 31,
       Description of Asset                                                         1999             1998
       --------------------                                                     ------------     ------------
     Bankers Trust Pyramid Government Securities Cash Fund                      $    N/A         $ 17,581,694
     Scudder Trust Company Growth and Income Fund                                  7,324,630          N/A
     Scudder Trust Company Collective Investment Trust Stable Value Fund           4,642,777          N/A
     Scudder Trust Company Collective Investment Trust Stock Index Fund            3,560,471          N/A
     Scudder Trust Company Pathway Series - Balanced Fund                          2,118,333          N/A
     INVESCO Funds Group, Inc. Selected Income Fund                                1,523,300          N/A

     5.  BENEFITS PAYABLE:

     Amounts allocated for benefits requested by participants before year end but not paid until after year end were $92,514 and $0 at December 31, 1999 and 1998, respectively.

     6.  NET APPRECIATION IN FAIR VALUE OF INVESTMENTS:

     Net appreciation (depreciation) by investment type for the year ended December 31, 1999 was as follows:

       Mutual funds                              $ 409,709
       Common collective trusts                    404,912
       Common stock                                (57,956)
                                                 ----------
                                                 $ 756,665
                                                 ==========

     7.  SUBSEQUENT EVENT:

     Effective May 31, 2000, a significant portion of Associated Natural Gas Company (ANG), a subsidiary of the Company, will be sold to another company. As a result approximately two-thirds of ANG's employees will be transferred to the other company.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - FORM 5500, SCHEDULE H, ITEM 4i

                                DECEMBER 31, 1999


                                             DESCRIPTION OF INVESTMENT
                                             INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, COLLATERAL,         CURRENT
         LESSOR, OR SIMILAR PARTY             PAR, OR MATURITY VALUE               VALUE
     --------------------------------      -------------------------------      -----------
     Entergy Corporation                   8,316 Common Shares                  $   214,124

     Southwestern Energy Company*          59,139 Common Shares                     388,101

     Scudder Trust Company Collective
       Investment Trust*                   Stable Value Fund                      4,642,777

     Scudder Trust Company Collective
       Investment Trust*                   Stock Index Fund                       3,560,471

     Scudder Trust Company*                Pathway Series - Balanced Fund         2,118,333

     Scudder Trust Company*                Growth and Income Fund                 7,324,630

     Scudder Trust Company*                International Fund                       651,954

     Baron Capital Inc.                    Asset Fund                               733,199

     INVESCO Funds Group, Inc.             Select Income Fund                     1,523,300

     Various plan participants*            Participant loans with interest
                                             rates from 8.75% to 9.75% and
                                             various maturities                     420,255
                                                                                -----------

                                                                                $21,577,144
                                                                                ===========
     * Parties-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                SOUTHWESTERN ENERGY COMPANY
                                                    401(k) SAVINGS PLAN
                                                ---------------------------

  Date:  June 21, 2000                          BY:  /s/ GREG D. KERLEY
  ---------------------------                   ---------------------------
                                                      Greg D. Kerley
                                                 Executive Vice President
                                                And Chief Financial Officer